FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For June 24, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: June 24, 2003                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Updates Drilling Program

Calgary, Alberta, June 24, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce drilling success in all their core areas.

HIGHLIGHTS

  Gentry has drilled seven wells so far in the second quarter, with all seven being cased as gas producers. This represents a 100% success rate.

  All seven wells were drilled in the Company’s three core areas of Princess, Sedalia and Whitecourt.

  A further three-well drilling program commenced this past weekend at Princess, with fifteen additional wells planned in the Princess area in the third and fourth quarters.

  Construction begins July 1, 2003 on the 11-kilometer Princess gas pipeline tying in gas from a highly successful gas well drilled in 2002.

Sedalia

At Sedalia in east central Alberta, the company has drilled and cased five wells (net 82% working interest) for Cretaceous gas. These wells are all Gentry operated and should, weather permitting, be tied in by later this week. Three more wells are scheduled for drilling in this area by the end of the third quarter.

Three gas wells from an earlier drilling program are currently onstream in this relatively new core area. Combined production from these wells is currently restricted at 1.6 mmcf/d (net 900 mmcf/d).

Princess

At Princess, the Company will break ground on an 11-kilometer pipeline next week. This pipeline will connect three gas wells to a third party sour facility where Gentry has negotiated a firm contract for 2 mmcf/d (net 1 mmcf/d) with the ability to fill other volumes on an uncontracted basis. The Company views this transportation scenario as an economic short-term solution for moving gas in the area. Gentry’s longer-term gas strategy still includes a gas plant as reserves and well productivity continue to indicate the eventual necessity of a gas plant. Gentry will re-introduce the gas plant option later this year as a full sour plant, a scenario that, given the sour content of the anticipated area reserves, will be a more appropriate alternative for the Company’s working interest partner. Nonetheless, during this period we will be producing gas from the Princess wells.

This past weekend, Gentry started the first well of a three-well drilling program targeting Pekisko oil. From now to early in the fourth quarter, the Company expects to drill 18 wells in this area,

61% of which Gentry will operate. Most of these wells are targeting either Cretaceous or Mississippian gas and/or oil reservoirs.

Gentry’s land picture continues to grow throughout the Princess region and will remain an important focus for capital expenditures and exploration efforts over the next eighteen months.

Whitecourt

Gentry’s third core area in west-central Alberta is starting to pay dividends as a second successful gas well was cased last week, for which Gentry maintains a 50% working interest. The Company is currently shooting a new 2D seismic program as well as reviewing existing 2D seismic data and anticipates drilling additional wells early in the third quarter of 2003. Gentry currently maintains interests in 35 sections of land in the area Like all operators working in Alberta, very wet conditions have forced delays of our spring drilling programs. With a few exceptions, most of our well locations are now accessible so we look forward to a very active summer period in which Gentry will operate 12 wells and participate in 12 more wells, for a total of 24 (12 net) wells. The bulk of the drilling will occur in the Princess and Tide Lake areas of southern Alberta and the remainder divided between Whitecourt in west central Alberta and Sedalia.

In 2003, Gentry will carry out the largest drilling programs in its history. Gentry’s capital program, initially set at $12 million and recently expanded to $15 million, is allocated mainly towards exploration and development drilling initiatives. The program calls for the drilling of 30 (17 net) wells on Company-operated lands. A further 13 (7 net) wells are anticipated to be drilled on non-operated lands.

Gentry currently has 24,061,569 common shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:	Hugh Ross, President & Chief Executive Officer	(403) 264-6161
	Gordon McKay, Vice-President, Exploration & C.O.O.	(403) 264-6161
	Roger Fullerton, Manager, Investor Relations	(952) 929-7243
Website: www.gentryresources.com Email: gentry@gentryresources.com		TSX Symbol: GNY